CUSIP No. 421933 10 2                                        (Page 1 of 9 Pages)


                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                              -------------------

                                  SCHEDULE 13G


            INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 5)

                       Health Management Associates, Inc.
                       ----------------------------------
                                (Name of Issuer)


                      Class A Common Stock, $.01 par value
                      ------------------------------------
                         (Title of Class of Securities)

                                  421933 10 2
                                  -----------
                                 (CUSIP Number)


                              -------------------
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CUSIP No. 421933 10 2                                        (Page 2 of 9 Pages)


                                      13G

================================================================================
 1   Names of Reporting Persons
     S.S. or I.R.S. Identification No. of Above Persons

     WILLIAM J. SCHOEN
--------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group*  (a) [ ]
                                                        (b) [ ]
--------------------------------------------------------------------------------
 3   SEC Use Only

--------------------------------------------------------------------------------
 4   Citizenship or Place of Organization

     UNITED STATES
--------------------------------------------------------------------------------
                       5  Sole Voting Power - 3,612,181
  Number of
   Shares              ---------------------------------------------------------
Beneficially           6  Shared Voting Power - 0
  Owned by
    Each               ---------------------------------------------------------
  Reporting            7  Sole Dispositive Power - 3,614,656
 Person with
                       ---------------------------------------------------------
                       8  Shared Dispositive Power  - 2,216,450

--------------------------------------------------------------------------------
 9   Aggregate Amount Beneficially Owned by Each Reporting Person

     5,833,106 (See Item 4 for disclaimer of beneficial ownership as to certain shares)
--------------------------------------------------------------------------------
 10  Check Box if the Aggregate Amount in Row (9) Excludes Certain
     Shares*                                                                 [ ]
--------------------------------------------------------------------------------
 11  Class Represented by Amount in Row (9)

     5.3%
--------------------------------------------------------------------------------
 12  Type of Reporting Person*

     IN
===============================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
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CUSIP No. 421933 10 2                                        (Page 3 of 9 Pages)

ITEM 1(A).  NAME OF ISSUER:

            Health Management Associates, Inc.

ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            5811 Pelican Bay Blvd.
            Suite 500
            Naples, Florida 34108-2710

ITEM 2(A).  NAMES OF PERSON FILING:

            William J. Schoen

ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

            c/o Health Management Associates, Inc.
            5811 Pelican Bay Blvd., Suite 500
            Naples, Florida 34108-2710

ITEM 2(C).  CITIZENSHIP:

            United States

ITEM 2(D).  TITLE OF CLASS OF SECURITIES:

            Class A Common Stock

ITEM 2(E).  CUSIP NUMBER:

            421933 10 2

ITEM 3.     STATEMENTS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B):

            Not Applicable

ITEM 4.     OWNERSHIP:

            (a) Amount Beneficially Owned:  5,833,106 shares

                Such amount consists of: (i) 78,836 shares owned by the
                Reporting Person directly; (ii) 5,062 shares owned by the Reporting Person as custodian for his son, as to which shares the Reporting Person dis claims beneficial ownership; (iii)
                2,000 shares owned by the Reporting Person's wife as custodian for their son, as to which shares the Reporting Person disclaims beneficial ownership; (iv) 2,475 shares held in the Reporting Person's account under the Health Management Associates,
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CUSIP No. 421933 10 2                                        (Page 4 of 9 Pages)


                Inc. Retirement Savings Plan; (v) 1,000,000 shares owned by Karen A. Sutton as Trustee of the William J. Schoen Charitable Remainder Unitrust, u/a/d 12/1/96; (vi) 1,216,450 shares owned by Karen A. Sutton as Trustee of the William J. Schoen Florida Intangible Tax Trust, u/a/d 11/27/96; and (vii) 3,528,283 shares subject to presently exercisable options held by the Reporting Person.

            (b) Percent of Class:  5.3%

            (c) Number of shares as to which such person has:

                (i)    sole power to vote or to direct the vote:  3,612,181

                (ii)   shared power to vote or to direct the vote:  0

                (iii)  sole power to dispose or direct the disposition of:
                       3,614,656

                (iv)   shared power to dispose or direct the disposition of:
                       2,216,450

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

            Prior to this Amendment No. 5, this Schedule 13G had been filed, pursuant to Rule 13d-5(b)(1), on behalf of a group consisting of William J. Schoen; William J. Schoen as Trustee of the William J. Schoen Revocable Trust, u/a/d 1/19/88; Earl P. Holland; Earl P. Holland as Trustee of the Declaration of Trust for the Benefit of Earl P. Holland dated 8/8/91; Stephen M. Ray; Stephen M. Ray as Trustee, Settlor and Beneficiary of the Stephen M. Ray Living Trust, u/a/d 6/8/93; and Robb L. Smith. Each of the members the group was party to a certain Officers'-Stockholders' Agreement dated as of January 11, 1991, pursuant to which William J. Schoen was granted an irrevocable proxy to vote all shares of the Issuer owned by the members of the group in accordance with the decision of the holders of a majority of such shares. Such Officers'-Stockholders' Agreement terminated by its terms, and the group dissolved, on February 5, 1996. See Item 9.

            William J. Schoen is the only former member of the group whose beneficial ownership of the Issuer's Class A Common Stock on December 31, 1996 exceeded 5% of the class outstanding and, therefore, he is the sole Reporting Person in this Amendment No. 5.

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

            Not Applicable
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CUSIP No. 421933 10 2                                        (Page 5 of 9 Pages)


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

            Not Applicable

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

            Not Applicable

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP:

            See Exhibit 1

ITEM 10.    CERTIFICATION:

            Not Applicable
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CUSIP No. 421933 10 2                                        (Page 6 of 9 Pages)


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 10, 1997            /s/ William J. Schoen
                                    ---------------------
                                    William J. Schoen

Dated: February 10, 1997            *William J. Schoen, Trustee
                                    ---------------------------
                                    William J. Schoen as Trustee of the William
                                    J. Schoen Revocable Trust, u/a/d 1/19/88

Dated: February 10, 1997            *Earl P. Holland
                                    ----------------
                                    Earl P. Holland

Dated: February 10, 1997            **Earl P. Holland, Trustee
                                    --------------------------
                                    Earl P. Holland as Trustee of the Declara-tion of Trust for the Benefit of Earl P.
                                    Holland dated 8/8/91

Dated: February 10, 1997            *Stephen M. Ray
                                    ---------------
                                    Stephen M. Ray

Dated: February 10, 1997            ***Stephen M. Ray, Trustee
                                    --------------------------
                                    Stephen M. Ray as Trustee, Settlor and
                                    Beneficiary of the Stephen M. Ray Living
                                    Trust, u/a/d 6/8/93


Dated: February 10, 1997            /s/ Robb L. Smith
                                    -----------------
                                    Robb L. Smith


Dated:  February 10, 1997           By: /s/ Robb L. Smith
                                        -----------------
                                        Robb L. Smith, Attorney-in-Fact


*   Power of Attorney previously filed and incorporated herein by reference to
    Exhibit 3 to Schedule 13G filed February 14, 1992.

**  Power of Attorney previously filed and incorporated herein by reference to
    Exhibit 3 to Amendment No. 1 to Schedule 13G filed February 12, 1993.

*** Power of Attorney previously filed and incorporated herein by reference to
    Exhibit 3 to Amendment No. 2 to Schedule 13G filed February 14, 1994.